[Dorsey & Whitney LLP Letterhead]

November 8, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Room 4561

Washington, D.C.  20549

Attention:  Mr. Mark P. Shuman, Branch Chief — Legal

Re:	The SCO Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-127000

Dear Mr. Shuman:

The SCO Group, Inc. is submitting for filing Amendment No. 1 to Form S-1 (Reg. No. 333-127000) in order:

•                  to increase the number of shares to be registered pursuant thereto,

•                  to make changes resulting from the California Department of Corporations; review of the Form S-1, and

•                  to incorporate the company’s financial information for the quarter ended July 31, 2005.

Please find enclosed a clean and marked copy for your review.  Should you have any questions regarding this filing, please feel free to call the undersigned at (801) 933-7360.

Very truly yours,

DORSEY & WHITNEY LLP

/s/ Nolan S. Taylor

cc:                               Bert Young, The SCO Group, Inc.